82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

05012417

October 28, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

SUPPL

RE: African Metals Corporation (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended August 31, 2005.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on October 28, 2005.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 11/8

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

The First Quarter of Fiscal Year 2006 was an important quarter for African Metals Corporation in that the Company conducted its first drill program on the Kenieba Nord diamond concession in western Mali, West Africa. During the program, 844.9 m of kimberlite was intersected in 6 holes in 4 kimberlite pipes. Selected samples are currently being tested in the lab of SGS Lakefield Research for diamond indicator minerals and diamonds.

A geological mapping and soil sampling survey was carried out on the Company's Comifa gold concession, also in western Mali, during which 2 gold soil anomalies were outlined over lengths of 900 and 1,150 m.

African Metals also completed a $600,000, 1,200,000 unit private placement during the First Quarter and subsequently announced a new investor relations agreement.

Kenieba Nord Concession

During the First Quarter, the Company completed a 9-hole, 1,553.5 m drill program. Five holes were drilled into 3 of the 12 previously discovered kimberlite pipes on the concession. These pipes, the 117, Cirque Nord and Cirque Sud, were chosen because of the presence of diamonds, favorable diamond indicator minerals and incomplete exploration in the past. A sixth hole was drilled into the Cirque Sud Ouest, either a new kimberlite or an offshoot of the Cirque Sud. A total of 844.9 m of kimberlite was intersected in the drill program. Three additional holes, located to test ground magnetic anomalies, did not intersect kimberlite.

A total of 22 samples from split core of kimberlite, weighing 895 kg, is at SGS Lakefield to be processed for diamonds and diamond indicator minerals. Results will be available in 1 - 2 weeks.

Concession Permits

African Metals holds 4 diamond concessions in Mali covering 7,218 sq km. There are three stages in the granting of permits by the Malian Government for exploration. They consist of, in the order in which they are granted, the Autorisation d'Exploration, the Convention d'Etablissement and the Arrete de la Miniere. All of the permits have been granted on the Kenieba Nord concession. The Kenieba Sud concession and Medinandi Sud concession have received the Convention d'Etablissement and the Soumala concession is awaiting the Convention d'Etablissement.

Comifa Gold Concession

A mapping and soil sampling survey on the 8 sq km Comifa gold concession outlined 2 significant soil anomalies with a west-northwest orientation. The southern zone is 900 m long and consists of values from 51 to 4,605 parts per billion gold. Some fragments of quartz have been found along this anomaly. It is possible that this follows the trace of a 7 m wide, gold-bearing, quartz vein system found on the adjacent concession. The northern zone has been traced for 1,150 m. Anomalous values range from 29 to 1,615 ppb gold. It coincides with fragments of quartz, some orpaillage, or pits dug by the hand miners, and quartz veins which parallel the general orientation of the anomaly. One 500 m long offshoot extends to the northeast from this anomaly with values ranging from 31 to 3,742 ppb gold. An outcrop of diorite was found north of the 1,150 m long anomalous area.

Future Work Programs

The Kenieba Nord concession presents a great opportunity for African Metals in that 7 diamonds between 34 and 232 carats have previously been discovered in alluvium in four separate areas. The source of these diamonds has been not yet been identified, although the 117 kimberlite is just upstream from 4 of those diamonds. The Company plans an extensive study of recently acquired airborne magnetic data over most of the area covered by the Company's four diamond concessions. Potential targets will be followed up by mapping, grid sampling for diamond indicator minerals and follow-up drilling for the most prospective areas. Work is expected to start after the rainy season this fall. The main focus of activity will be on the Kenieba Nord concession. The Company also plans a program of pitting and sampling to follow up the previous program on the Comifa concession.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

The Exploration Team
Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Results of Operations
The Company's operations consist of the exploration and development of mineral properties in Mali as well as running administrative offices in Canada and Mali. The net loss for the First Quarter 2006, at $47,681, or $0.003 per share, was $10,354 greater than that at the end of the First Quarter 2005, mainly as the result of an increase in office of $1,835 and in Stock Exchange filing fees of $4,182 and an adjustment in stock-based compensation in 2005 of ($3,826). Capitalized exploration and development costs increased by $287,107 in 2006 to $659,759 as a result of exploration mainly on the Kenieba Nord concession.

Summary of Quarterly Results
Selected financial information for the last nine quarters, starting with the First Quarter, 2006, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003
2004 4th Q	$ 149	$ 134,847	$ 0.010
2004 3rd Q	$ 70	$ 51,997	$ 0.004
2004 2nd Q	$ 10	$ 35,631	$ 0.003
2004 1st Q	$ 2	$ 20,533	$ 0.001

Liquidity
African Metals completed a 1,200,000 unit private placement at $0.50 for proceeds of $600,000 during the First Quarter 2006. Each unit consists of one share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.60 until July 19, 2006. There is a 4 month hold period on the trading of all shares issued under this private placement to November 20, 2005. In addition, $9,320 was received on the option of 41,000 shares at $0.20 and $0.27 for a total of $609,320. Subsequent to the end of the quarter, 30,000 options at $0.20 were exercised for $6,000.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions
The Company paid management fees totalling $5,550 (2005-$5,250) to a company wholly owned by Willis W. Osborne, Director, in the First Quarter 2006 and geological fees totalling $6,181 (2005-$8,506) to Mamadou Keita, Director.

Investor Relations
Subsequent to the end of the quarter, the Company entered into an investor relations agreement with George W. Butterworth for $1,500 per month. Mr. Butterworth will be liaising with the investment community and communicating with investors and shareholders about the Company's projects and progress. James Mathers left African Metals at the end of the First Quarter 2006 and the Company wishes him well.

During the quarter, African Metals participated in an investment conference in Vancouver and is taking part in the San Francisco conference in late November, 2005. Additional information can be viewed online at www.africanmetals.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Signed"
Willis W. Osborne
CEO & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Financial Statements

August 31, 2005 and 2004

(Unaudited – Prepared by Management)

AFRICAN METALS CORPORATION
Balance Sheets

August 31, 2005 and May 31, 2005

	August 31, 2005 (unaudited)	May 31, 2005 (audited)
Assets		
Current assets:		
Cash	$ 360,030	$ 15,300
Marketable securities	46,339	46,339
Accounts receivable	578	578
Share subscriptions receivable	-	5,250
Goods and services tax receivable	2,238	3,174
Due from related party	26,337	19,996
Prepaid expenses	5,415	94,794
	440,937	185,431
Automobile and Equipment (Note 2)	33,676	36,334
Mineral Properties, including deferred costs (Note 3)	688,662	389,691
	$ 1,163,275	$ 611,456
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 29,374	$ 37,381
Due to related parties	-	1,813
	29,374	39,194
Shareholders' equity:		
Share capital (Note 4)	9,941,790	9,332,470
Contributed surplus	948,539	948,539
Share subscription advances	2,500	2,500
Deficit	(9,758,928)	(9,711,247)
	1,133,901	572,262
	$ 1,163,275	$ 611,456

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Operations and Deficit

For the three months ended August 31, 2005 and 2004

	August 31, 2005	August 31, 2004
		(Note 8)
EXPENSES:		
Accounting and audit	$ 1,159	$ 1,586
Amortization	48	68
Bank charges	170	120
Consulting	2,151	2,252
Investor relations	3,600	4,211
Management fees	5,550	5,250
Office and miscellaneous	10,576	8,741
Legal	1,442	150
Rent	4,079	3,838
Shareholder relations	-	2,198
Stock-based compensation	-	(3,826)
Stock exchange filing fees	4,932	750
Telephone	2,245	901
Transfer agent	1,119	973
Travel and promotion	10,643	10,122
	47,714	37,334
Interest income	(33)	(7)
NET LOSS FOR THE PERIOD	47,681	37,327
DEFICIT, BEGINNING OF PERIOD	9,711,247	9,540,569
DEFICIT, END OF PERIOD	$ 9,758,928	$ 9,577,896
Basic and diluted loss per share	$ (0.003)	$ (0.003)
Weighted average basic and diluted common shares outstanding	15,389,120	13,594,620

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Statements of Cash Flows

For the three months ended August 31, 2005 and 2004

	August 31, 2005	August 31, 2004
OPERATING ACTIVITIES:		
Net loss for the period	$ (47,681)	$ (37,327)
Adjustments:		
Amortization	48	68
Stock-based compensation	-	(3,826)
	(47,633)	(41,085)
Changes in non-cash working capital items:		
Accounts receivable	-	11,995
Goods and services tax receivable	936	(1,297)
Due from related party	(6,341)	3,815
Prepaid expenses	89,379	14,639
Accounts payable and accrued liabilities	(8,007)	(4,453)
Due to related parties	(1,813)	(4,911)
	26,521	(21,297)
FINANCING ACTIVITIES:		
Issue of share capital for cash	609,320	-
Share subscriptions receivable	5,250	-
	614,570	-
INVESTING ACTIVITIES:		
Acquisition costs of mineral properties	(11,864)	(2,529)
Deferred exploration and development costs, net of amortization	(284,497)	(10,136)
	(296,361)	(12,665)
INCREASE (DECREASE) IN CASH	344,730	(33,962)
CASH, BEGINNING OF PERIOD	15,300	86,606
CASH, END OF PERIOD	$ 360,030	$ 52,644

Supplemental cash flow information (note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

AFRICAN METALS CORPORATION

Schedules of Deferred Exploration and Development Costs

For the three months ended August 31, 2005 and 2004

	August 31, 2005	August 31, 2004
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 2,610	$ 69
Drilling, reclamation and assays	221,624	-
Exploration survey	62,775	-
Office, consulting and travel	98	10,136
	287,107	10,205
BALANCE OF COSTS AT BEGINNING OF PERIOD	372,652	181,815
BALANCE OF COSTS AT END OF PERIOD	$ 659,759	$ 192,020

AFRICAN METALS CORPORATION

Notes to Financial Statements
August 31, 2005

1. NATURE OF OPERATIONS

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended May 31, 2005, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. AUTOMOBILE AND EQUIPMENT

	Cost	Accumulated Amortization	August 31, 2005 Net Book Value	May 31, 2005 Net Book Value
Automobile	$ 42,654	$ 12,125	$ 30,529	$ 33,005
Equipment	3,297	740	2,557	2,692
Computer	1,530	940	590	637
	$ 47,481	$ 13,805	$ 33,676	$ 36,334

3. MINERAL PROPERTIES

	August 31, 2005			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kenieba Sud concession	$ 12,710	$ 142,384	$ -	$ 155,094
ii. Kenieba Nord concession	1,800	485,193	-	486,993
iii. Comifa concession	2,529	26,971	-	29,500
iv. Soumala concession	-	5,211	-	5,211
v. Medinandi Sud concession	11,864	-	-	11,864
	$ 28,903	$ 659,759	$ -	$ 688,662

	May 31, 2005			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
i. Kenieba Sud concession	$ 12,710	$ 141,002	$ -	$ 153,712
ii. Kenieba Nord concession	1,800	208,147	-	209,947
iii. Comifa concession	2,529	18,292	-	20,821
iv. Soumala concession	-	5,211	-	5,211
v. Medinandi Sud concession	-	-	-	-
	$ 17,039	$ 372,652	$ -	$ 389,691

Medinandi Sud concession

The Company paid 5,000,000 FCFA ($11,864) to the Owner.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2005		May 31, 2005	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	14,967,120	$ 9,332,470	13,594,620	$ 8,931,520
Shares issued for cash	1,241,000	609,320	1,351,944	395,700
Shares subscription receivable	-	-	20,556	5,250
Balance, end of period/year	16,208,120	$ 9,941,790	14,967,120	$ 9,332,470

Transactions for the Issue of Share Capital During the Quarter Ended August 31, 2005:

(a) The Company issued 41,000 shares for the exercise of stock options as follows: 25,000 shares at a price of $0.20 per share for consideration of $5,000; and 16,000 shares at a price of $0.27 per share for consideration of $4,320.

(b) The Company completed a private placement financing consisting of 1,200,000 units at a price of $0.50 per unit for a total consideration of $600,000. Each unit consisted of one common share and a one-half transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional common share at a price of $0.60 per share on or before July 19, 2006.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,359,463. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX.

A summary of the status of the Company's stock options outstanding as of August 31, 2005 and May 31, 2005 and changes during the period/year then ended is as follows:

	August 31, 2005		May 31, 2005	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	746,000	$ 0.33	1,148,500	$ 0.29
Exercised	(41,000)	(.23)	(372,500)	(0.20)
Forfeited/cancelled	-	-	(30,000)	(0.40)
Options outstanding, end of period/year	705,000	$ 0.33	746,000	$ 0.33

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 28, 2005)

Corporate Office & Registered & Records Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Klaus Eckhof, President & Director Mr. Willis W. Osborne, CEO, CFO & Director Mr. Mamadou Keita, VP- Exploration & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX-V) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 16,238,120 Options: 645,000 Warrants: 600,000 Fully Diluted 17,483,120 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed
Legal Counsel:	DuMoulin Black LLP 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Auditor:	MacKay LLP 1100 – 1177 West Hastings Street Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

4. SHARE CAPITAL (Con't)

At August 31, 2005, the Company had outstanding stock options exercisable to acquire 705,000 shares as follows:

Shares	Exercise Price	Expiry Date
95,000	$0.25	July 13, 2006
195,000	$0.27	June 26, 2007
105,000*	$0.20	December 23, 2007
30,000**	$0.40	July 24, 2008
80,000	$0.40	August 8, 2008
200,000	$0.47	November 28, 2008
705,000		

* 30,000 stock options were subsequently exercised.
** 30,000 stock options were subsequently forfeited.

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.20	105,000	2.31	$0.20
$0.25	95,000	0.87	$0.25
$0.27	195,000	1.82	$0.27
$0.40	110,000	2.97	$0.40
$0.47	200,000	3.25	$0.47
	705,000	2.35	$0.33

Warrants

At August 31, 2005, the Company had outstanding share purchase warrants exercisable to acquire 600,000 shares as follows:

Number	Exercise Price	Expiry Date
600,000	$0.60	July 19, 2006

5. RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2005, the Company was involved in the following related party transactions:

a. Management fees totalling $5,550 (2004 - $5,250) were paid to a corporation owned by a Director of the Company.

b. Exploration costs totalling $6,181 (2004 - $8,506) was incurred with a Director of the Company.

The above transactions have been in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Automobile and equipment by geographical segment is as follows:

	Mali	Canada	Total
August 31, 2005			
Automobile and equipment	$ 33,087	$ 589	$ 33,676
Mineral properties, including deferred costs	688,662	-	688,662
	$ 721,749	$ 589	$ 722,338

	Mali	Canada	Total
May 31, 2005			
Automobile and equipment	$ 35,697	$ 637	$ 36,334
Mineral properties, including deferred costs	389,691	-	389,691
	$ 425,388	$ 637	$ 426,025

Revenues and expenses by geographical segment is as follows:

	Mali	Canada	Total
For the three months ended August 31, 2005			
Revenue	$ -	$ 33	$ 33
Expenses	(8,735)	(38,979)	(47,714)
	$ (8,735)	$ (38,946)	$ (47,681)

	Mali	Canada	Total
For the three months ended August 31, 2004			
Revenue	$ -	$ 7	$ 7
Expenses	(4,036)	(33,298)	(37,334)
	$ (4,036)	$ (33,291)	$ (37,327)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash investing activities during the periods ended August 31, 2005 and 2004 as follows:

	August 31, 2005	August 31, 2004
Non-cash investing activities:		
Deferred exploration and development costs, net of amortization	$ (2,610)	$ (69)

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.